EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

SUPPLEMENTARY INFORMATION REGARDING COMPENSATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT MEMBERS IN 2021

China Life Insurance Company Limited (the “Company”) has disclosed the information regarding the compensation of directors, supervisors and senior management members of the Company in its 2021 annual report on a preliminary basis. Information regarding their final compensation in 2021 is reported as follows:

Unit: RMB ten thousand

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including benefits and contribution by the employer to social insurance, housing provident fund and enterprise annuity fund)	Total remuneration before tax	Including: deferral payment	The actual payment of remuneration before tax in 2021
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Yuan Changqing	Non-executive Director	—	—	—	—	—	—	—	—
Su Hengxuan	Executive Director and President	—	—	—	—	—	—	—	—
Li Mingguang	Executive Director, Vice President, Chief Actuary and Board Secretary	143.20	136.04	279.24	81.62	42.36	321.60	81.62	239.98
Huang Xiumei	Executive Director, Vice President and Person in Charge of Finance	125.30	119.04	244.34	71.42	41.67	286.01	71.42	214.59
Wang Junhui	Non-executive Director	—	—	—	—	—	—	—	—
Tang Xin	Independent Director	27.50	9.50	37.00	—	—	37.00	—	37.00
Leung Oi-Sie Elsie	Independent Director	27.50	8.50	36.00	—	—	36.00	—	36.00
Lam Chi Kuen	Independent Director	15.00	6.00	21.00	—	—	21.00	—	21.00
Zhai Haitao	Independent Director	5.00	2.00	7.00	—	—	7.00	—	7.00
Jia Yuzeng	Chairman of the Board of Supervisors	143.20	136.04	279.24	81.62	43.16	322.40	81.62	240.78
Niu Kailong	Non-employee Representative Supervisor	—	—	—	—	—	—	—	—
Cao Qingyang	Employee Representative Supervisor	59.36	113.87	173.23	45.55	30.43	203.66	45.55	158.11
Wang Xiaoqing	Employee Representative Supervisor	50.55	132.55	183.10	53.02	29.52	212.62	53.02	159.60
Lai Jun	Employee Representative Supervisor	8.43	24.46	32.89	9.78	4.57	37.46	9.78	27.68
Ruan Qi	Vice President	125.30	119.04	244.34	71.42	39.95	284.29	71.42	212.87
Zhan Zhong	Vice President	143.20	128.88	272.08	77.33	42.84	314.92	77.33	237.59
Yang Hong	Vice President	125.30	119.04	244.34	71.42	40.02	284.36	71.42	212.94
Zhao Guodong	Assistant to the President	78.00	234.00	312.00	140.40	38.21	350.21	140.40	209.81
Liu Yuejin	Assistant to the President	39.00	110.06	149.06	66.04	16.34	165.40	66.04	99.36
Zhang Di	Assistant to the President and Chief Investment Officer	—	—	—	—	—	—	—	—
Xu Chongmiao	Compliance Officer	52.75	110.58	163.33	44.23	28.89	192.22	44.23	147.99
Liu Fengji	Person in Charge of Audit	—	—	—	—	—	—	—	—

Information regarding the compensation of directors, supervisors and senior management members who resigned or retired in 2021
Liu Huimin	Non-executive Director	—	—	—	—	—	—	—	—
Yin Zhaojun	Non-executive Director	—	—	—	—	—	—	—	—
Chang Tso Tung Stephen	Independent Director	12.50	3.50	16.00	—	—	16.00	—	16.00
Robinson Drake Pike	Independent Director	22.50	7.50	30.00	—	—	30.00	—	30.00
Han Bing	Non-employee Representative Supervisor	21.06	56.22	77.28	22.49	12.51	89.79	22.49	67.30
Yang Chuanyong	Person in Charge of Audit	9.65	20.55	30.20	8.22	7.52	37.72	8.22	29.50
Total	/	/	/	/	/	/	/	/	2,405.10

Notes:

1.

The total remuneration before tax in the above table refers to the total amount of remuneration of directors, supervisors and senior management members of the Company for the year 2021 and includes the amount disclosed in the Company’s 2021 annual report.

2.	The remuneration of directors, supervisors and senior management members of the Company is calculated based on their respective terms of office in 2021.
3.	The remuneration of directors and supervisors of the Company in 2021 is subject to the approval at the general meeting of the Company.
4.

As Mr. Wang Bin was unable to continue to perform his role and duties as a director, he had resigned from his positions as the Chairman of the Board of Directors and an Executive Director of the Company on 23 February 2022. He did not receive any remuneration from the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 October 2022

As at the date of this announcement, the Board of Directors comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie

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